SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            NEW CENTURY ENERGY CORP.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   64360E 10 9
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               SEPTEMBER 30, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|  NAMES  OF  REPORTING  PERSONS
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

     Edward  R.  DeStefano
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|2|  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  *         (a)[ ]
                                                                          (b)[ ]

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|3|  SEC  USE  ONLY

--------------------------------------------------------------------------------
|4|  SOURCE  OF  FUNDS*
     OO
--------------------------------------------------------------------------------
|5|  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
     REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                           [ ]

--------------------------------------------------------------------------------
|6|  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     United  States  of  America

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                         |7|  SOLE  VOTING  POWER
NUMBER  OF                    37,500,000
SHARES                   -------------------------------------------------------
BENEFICIALLY             |8|  SHARED  VOTING  POWER
OWNED  BY  EACH               N/A
REPORTING                -------------------------------------------------------
PERSON  WITH             |9|  SOLE  DISPOSITIVE  POWER
                              37,000,000
--------------------------------------------------------------------------------

|10|     SHARED  DISPOSITIVE  POWER
         N/A
--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         37,500,000

--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *
         N/A

--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         98.4%

--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         IN
--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

Schedule 13D relates to the Common Stock of New Century Energy Corp. (the "Company"). The principal executive offices of New Century Energy Corp. are located at 5851 San Felipe, Suite 775, Houston, Texas 77057.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement on Schedule 13D is being filed by Edward R. DeStefano. Mr. DeStefano's business address is: 5851 San Felipe, Suite 775, Houston, Texas 77057. Mr. DeStefano is currently the Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and sole Director of New Century Energy Corp. Mr. DeStefano is also the Chief Executive Officer and Director of Century Resources, Inc. ("Century"), a wholly owned subsidiary of the Company.

(d)-(e) During the last five years, Mr. DeStefano: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  DeStefano  is  a  citizen  of  the  United  States  of  America.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

In December 2004, Mr. DeStefano was issued 37,500,000 shares of the Company's common stock. The issuance was made pursuant to an Agreement and Plan of Distribution ("Agreement"), entered into between the Company and Century on September 30, 2004. Pursuant to the Agreement, Mr. DeStefano exchanged all 500 outstanding shares of Century Resources, Inc. for 37,500,000 shares of the Company's common stock. As a result of the Agreement, Century became a wholly owned subsidiary of the Company.

ITEM  4.  Purpose  of  Transaction

Mr. DeStefano acquired the securities of the Company for investment purposes. Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. DeStefano may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. DeStefano does not have any plans or proposals which relate to or result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries other than the reverse merger transaction which resulted in Century becoming a wholly-owned subsidiary of the Company;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company other than that which occurred due to the acquisition of Century;

     (f) any other material changes in the Company's business or corporate structure;

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a) Edward R. DeStefano beneficially owns 37,500,000 shares of common stock, $0.001 par value, of the Company. The shares of common stock beneficially owned by Mr. DeStefano constitute approximately 98.4% of the total number of outstanding shares of common stock of the Company, based upon 38,597,502 shares of common stock outstanding as of December 10, 2004.

(b) Mr. DeStefano has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. DeStefano.

(c) Mr. DeStefano acquired the common stock as a result of the transaction discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. DeStefano.

(e)  Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     None.

ITEM  7.  Material  to  be  Filed  as  Exhibits

      2.1(1)     Agreement  and  Plan  of  Reorganization
                 (without  exhibits)

     (1) Filed as exhibit 99 to the Form 8-K filed October 20, 2004, and incorporated by reference herein.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2004               By:  /s/  Edward  R.  DeStefano
                                          ----------------------------
                                          Edward R. DeStefano